Exhibit 99.1

Gridsum Reports Unaudited Financial Results for First Half of 2018

BEIJING, January 7, 2019 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ: GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported its unaudited financial results for the six months ended June 30, 2018.

Highlights

•	Net revenues increased by 39.3% to RMB249.3 million (US$37.7 million) from RMB178.9 million in the comparable period of 2017, driven by a 52.1% rise in Enterprise revenues.

•	Gross profit increased by 42.9% to RMB210.0 million (US$31.7 million) from RMB147.0 million in the comparable period of 2017.

First Half of 2018 Financial Results

REVENUES: Net revenues increased by 39.3% to RMB249.3 million (US$37.7 million) from RMB178.9 million in the comparable period of 2017, driven by a 52.1% increase in Enterprise revenues.

Enterprise revenues increased by 52.1% to RMB224.2 million (US$33.9 million) from RMB147.4 million in the comparable period of 2017, mainly due to strong growth in our Social Listening solutions.

E-Government and other revenues decreased by 16.6% to RMB30.5 million (US$4.6 million) from RMB36.5 million in the comparable period of 2017, mainly due to a lengthening of the sales cycle for E-Government solutions associated with the governmental reorganization that occurred during this period.

COST OF REVENUES: Cost of revenues was RMB39.3 million (US$5.9 million), compared with RMB32.0 million in the comparable period of 2017. The rise was primarily due to a RMB9.0 million increase in system maintenance and system security expenses.

GROSS PROFIT AND GROSS MARGIN: Gross profit increased by 42.9% to RMB210.0 million (US$31.7 million) from RMB147.0 million in the comparable period of 2017. Gross margin increased to 84.2% from 82.1%. The increase was primarily attributable to the evolution of our sales mix with our Social Listening solutions carrying a higher gross margin than our core Marketing Automation solutions.

OPERATING EXPENSES: Total operating expenses were RMB376.7 million (US$56.9 million), compared with RMB247.2 million in the comparable period of 2017. As a percentage of net revenues, operating expenses were 151.1%, compared with 138.2% in the comparable period of 2017.

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Sales and marketing expenses were RMB77.3 million (US$11.7 million), compared with RMB88.0 million in the comparable period of 2017. The decrease was primarily due to a RMB14.9 million decrease in advertising expenses and a RMB11.1 million decrease in marketing promotion expenses, partially offset by a RMB9.8 million increase in personnel costs.

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Research and development expenses were RMB226.5 million (US$34.2 million), compared with RMB109.1 million in the comparable period of 2017. The increase was primarily due to a RMB63.1 million increase in technical service fees in connection with the Company’s continued focus on the development and maintenance of market-leading data-warehouse software, and a RMB36.8 million increase in outsourcing fees associated with contracting specialized user interface, security and other module development. The increases primarily reflect the Company’s strong commitment to enhancing its capabilities in technology and innovation and productizing that technology into compelling client solutions.

•

General and administrative expenses were RMB72.9 million (US$11.0 million), compared with RMB50.2 million in the comparable period of 2017. The increase was primarily due to a RMB17.5 million increase in professional fees incurred in connection with the audit committee’s internal investigation and a RMB5.2 million increase in personnel cost.

LOSS FROM OPERATIONS: Loss from operations was RMB166.7 million (US$25.2 million), compared with a loss from operations of RMB100.3 million in the comparable period of 2017.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders was RMB182.0 million (US$27.5 million), compared with RMB113.9 million in the comparable period of 2017. The increase was primarily due to an increase in operating expenses, especially research and development expenses, as the Company aims to capture the opportunities in its Intelligent CRM, judicial, and IIoT business segments.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expense, was RMB165.1 million (US$25.0 million), compared with RMB104.0 million in the comparable period of 2017.

EBITDA: Loss before interest, income tax, depreciation and amortization for the first half of 2018 was RMB152.6 million (US$23.1 million), compared with RMB89.6 million in the comparable period of 2017. The increase was mainly due to an increase in loss from operations of RMB66.5 million, an increase in foreign exchange expense and interest expenses of RMB2.0 million and RMB0.5 million, respectively, and an increase in depreciation and amortization expenses of RMB2.0 million.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB135.7 million (US$20.5 million), compared with RMB79.6 million in the comparable period of 2017.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB5.90 (US$0.89), compared with RMB3.83 in the comparable period of 2017.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB5.36 (US$0.81), compared with RMB3.49 in the comparable period of 2017.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the first half of 2018 was 30,824,175. As of June 30, 2018, the total number of ordinary shares outstanding was 30,825,740.

Balance Sheet

As of June 30, 2018, the Company had cash and cash equivalents of RMB60.2 million (US$9.1 million), and restricted cash of RMB150.2 million (US$22.7 million).

Outlook

2018 was a very challenging year for the Company. For example, the filing of our annual report on Form 20-F for the year ended December 31, 2017 was delayed in part due to inadequate internal control over financial reporting and changes of auditor. Our ability to secure new financing has declined. Some customers have reduced their level of business with us or not renewed their contracts, and our ability to sign up new customers has weakened. We also lost a number of sales and other employees. These have had an adverse effect on our financial results.

In terms of net revenues, despite the growth seen in the first half of 2018, the Company experienced a down year in 2018 based on our preliminary review.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. Dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit for 2018, which could result in significant differences from this preliminary unaudited condensed financial information.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss attributable to Gridsum’s ordinary shareholders is net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders is the per share equivalent and non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders is the per ADS equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to uncertainty about whether a stay of delisting will be granted. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com

GRIDSUM HOLDING INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	166,690	60,210	9,099
Restricted cash	245,320	150,219	22,702
Notes Receivable	6,000	—	—
Accounts receivable, net	599,280	579,935	87,642
Prepayment and other current assets	306,092	321,914	48,649

Total current assets	1,323,381	1,112,277	168,091

Non-current assets:
Fixed assets, net	50,873	57,383	8,672
Intangible assets, net	9,426	8,246	1,246
Goodwill	537	537	81
Deferred tax assets non-current	18,392	17,691	2,673
Other non-current assets	487	420	63

Total non-current assets	79,715	84,276	12,736

Total assets	1,403,097	1,196,553	180,827

LIABILITIES
Current liabilities:
Accounts payable	208,155	10,623	1,605
Deferred revenue	13,391	17,795	2,689
Salaries and welfare payable	60,696	42,955	6,492
Tax payable (Exclude income tax)	103,331	121,870	18,417
Short-term loans	266,019	94,000	14,206
Accrued expenses and other current liabilities	90,722	109,040	16,479
Advance from customers	116,847	160,152	24,203

Total current liabilities	859,160	556,435	84,091

Non-current liabilities:
Convertible note	—	264,684	40,000
Defer tax liabilities	249	271	41

Total non-current liabilities	249	264,955	40,041

Total liabilities	859,409	821,391	124,131

SHAREHOLDERS’ EQUITY
Ordinary shares	207	207	31
Additional paid-in capital	1,107,202	1,124,073	169,874
Statutory reserve	6,730	6,730	1,017
Accumulated other comprehensive income	(30,539)	(34,253)	(5,176)
Accumulated deficit	(549,915)	(731,885)	(110,605)
Total shareholders’ equity	533,685	364,872	55,141
Non-controlling interest	10,003	10,290	1,555

Total equity	543,688	375,163	56,696

Total liabilities, mezzanine equity and shareholders’ equity	1,403,097	1,196,553	180,827

GRIDSUM HOLDING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share and per ADS data)

	For the Six Months Ended
	June 30,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	USD
Revenues:
Enterprise	147,407	224,166	33,877
e-Government and other	36,524	30,457	4,603
Less: Business tax and surcharges	(4,984)	(5,363)	(810)

Net revenues	178,946	249,261	37,669
Cost of revenues	(31,978)	(39,297)	(5,939)

Gross profit	146,968	209,964	31,730

Operating expenses:
Sales and marketing expenses	(87,974)	(77,317)	(11,684)
Research and development expenses	(109,064)	(226,528)	(34,234)
General and administrative expenses	(50,205)	(72,861)	(11,011)

Total operating expenses	(247,244)	(376,706)	(56,929)

Loss from operations	(100,276)	(166,742)	(25,199)

Other income/(expense):
Foreign currency exchange gain/(loss)	(3,382)	(5,400)	(816)
Interest income /(expense), net	(3,097)	(3,645)	(551)
Other income /(expense), net	(899)	2,541	384
Loss before income tax	(107,654)	(173,246)	(26,182)

Income tax expense	(6,322)	(8,436)	(1,275)

Net loss	(113,976)	(181,682)	(27,456)
Less: Net loss attributable to non-controlling interests	(35)	288	43

Net loss attributable to Gridsum Holding Inc.	(113,941)	(181,970)	(27,500)

Net loss attributable to Gridsum’s ordinary shareholders	(113,941)	(181,970)	(27,500)

Net loss	(113,976)	(181,682)	(27,456)
Foreign currency translation adjustment	(8,522)	(3,714)	(561)

Comprehensive loss	(122,498)	(185,396)	(28,018)

Less: Comprehensive loss attributable to non-controlling interests	(35)	288	43
Comprehensive loss attributable to Gridsum Holding Inc.	(122,463)	(185,684)	(28,061)

Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	29,751,812	30,824,175	30,824,175
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.83)	(5.90)	(0.89)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.83)	(5.90)	(0.89)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share and per ADS data)

	For the Six Months Ended
	June 30,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	USD
Reconciliation of net loss attributable to Gridsum’s ordinary shareholders to non-GAAP net loss attributable to Gridsum’s ordinary shareholders
Net loss attributable to Gridsum’s ordinary shareholders	(113,941)	(181,970)	(27,500)
Share-based compensation	9,985	16,864	2,549
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(103,955)	(165,106)	(24,951)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations:

Basic and diluted	29,751,812	30,824,175	30,824,175
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.83)	(5.90)	(0.89)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.83)	(5.90)	(0.89)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.49)	(5.36)	(0.81)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.49)	(5.36)	(0.81)

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA:
Net loss	(113,976)	(181,682)	(27,456)
Interest expense/(income), net	3,097	3,645	551
Income tax expenses	6,322	8,436	1,275
Depreciation and amortization expenses	14,997	17,030	2,574
EBITDA	(89,560)	(152,571)	(23,057)
Share-based compensation	9,985	16,864	2,549
Adjusted EBITDA	(79,574)	(135,708)	(20,509)

Restatement of previously issued financial statements

During the preparation of our annual report on Form 20-F for the fiscal year ended December 31, 2017 (“2017 Form 20-F”), the Company restated the Company’s previously issued audited consolidated financial statements for the years ended December 31, 2015 and 2016. For more information on the effects of the restatement, see note 2(a) to the Company’s consolidated financial statements included in 2017 Form 20-F. The financial information for the first half of 2017 and the first half of 2018 herein is prepared on the same basis as the 2015 and 2016 restated financial statements. Some amounts for interim periods in 2017 differ from what were previously reported.